

March 28, 2012

Via E-mail
Steven J. Gavin, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

> **Re:** **Mattersight Corporation**
> **Schedule TO-I**
> **Filed March 16, 2012**
> **File No. 005-58863**

Dear Mr. Gavin:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1. Please revise the Offer to Purchase and all related exhibits to eliminate all references to a "subsequent offering period." Subsequent offering periods are permitted by Regulation 14D, applicable to third party tender offers, not Exchange Act Rule 13e-4, applicable to issuer tender offers.

2. Disclosure on page 12 indicates that "[n]one of the Offer Price will be allocated to accumulated and unpaid dividends, and no dividend will be paid on the Series B Stock in connection with the Offer." Please reconcile this disclosure with the cover page of the

Offer to Purchase that defines Offer Price to mean "a price of $8.60 per share, plus accrued and unpaid dividends up to, but not including, the Settlement Date."

3.	Disclosure on page 12 states that "[w]e will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer *as soon as reasonably practicable* after the Expiration Date." Disclosure on page 17 states that "[i]f any tendered Series B Stock is not accepted for payment pursuant to the terms and conditions of the Offer for any reason, *as promptly as practicable* after the expiration or termination of the Offer, book entry credits representing unpurchased Series B Stock will be deposited by the Depository in the stockholder's name without expense to the tendering stockholder." Please revise disclosure throughout your filing to comply with Exchange Act Rule 13e-4(f)(5).

Certain Conditions of the Offer, page 33

4.	We note the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

5.	Disclosure in the first paragraph following the first set bullet points on page 34 indicates that the conditions are for the Company's sole benefit and may be asserted by it regardless of the circumstances, including any action or inaction on the Company's part. Similar "action or inaction" language is found in the first paragraph on page 33. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Miscellaneous, page 36

6.	Disclosure in the first paragraph of this section indicates that "[t]he Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Series B Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto." Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. If this language is intended to apply to holders of securities located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with Rule 13e-4(f)(8).

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions